June 1, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Esq.
Mark P. Shuman, Esq.
Matthew Crispino, Esq.

RE:	SouFun Holdings Limited

Registration Statement on Form F-3

Filed May 15, 2012

File No. 333-181407

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 21, 2012, relating to the Company’s Registration Statement on Form F-3 filed on May 15, 2012 (the “Registration Statement”). The Company is concurrently filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Registration Statement in response to the Staff’s comments.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold italics for your ease of reference).

Selling Shareholders, page 4

1.	Please disclose the natural person or persons who exercise sole or shared voting and dispositive powers over the shares being registered for resale by the following selling shareholders:

•	General Atlantic Mauritius Limited;

•	Hunt 6-A Guernsey L.P. Inc.;

•	Hunt 7-A Guernsey L.P. Inc.; and

•	Hunt 7-B Guernsey L.P. Inc.

Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations. Also, if any of the selling stockholders are affiliates of broker-dealers, confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling stockholders, please identify them as underwriters.

Response:

In response to the Staff’s comment, the Company has disclosed the natural persons who exercise sole or shared voting and dispositive powers over the shares being registered for resale by the four selling shareholders on pages 5 and 6 of Amendment No. 1.

Investment funds affiliated with General Atlantic LLC have minority investments in entities which have broker-dealer subsidiaries. General Atlantic Mauritius Limited has informed the Company that it purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. Each of the other selling shareholders has advised the Company that it is not an affiliate of broker-dealers. The Company has included the statement regarding General Atlantic Mauritius Limited in footnote 11 on page 5 of Amendment No.1.

Incorporation of Documents by Reference, page 29

2.	Revise this section to incorporate by reference the description of your ordinary shares and ADSs contained in the registration statement on Form 8-A filed on September 2, 2010, or advise. Refer to Item 6(a) of Form F-3.

Response:

In response to the Staff’s comment, the Company has specifically incorporated by reference the description of the Company’s ordinary shares and ADSs contained in the registration statement on Form 8-A on page 31 of Amendment No.1.

* * * * *

You may reach me by telephone at (650) 849-3329. In my absence, please contact my colleague Michael Occhiolini by telephone at (650) 320-4648. We can both be reached by fax at (650) 493-6811.

Sincerely yours,

/s/ Barry E. Taylor

Barry E. Taylor

cc:	SouFun Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Michael Occhiolini
Kefei Li